UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

May 18, 2007

Commission File Number: 001-14534

Precision Drilling Trust
(Exact name of registrant as specified in its charter)

4200, 150 - 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRECISION DRILLING TRUST By its Administrator PRECISION DRILLING CORPORATION

Dated: May 18, 2007	By:	/s/ Darren Ruhr
Name: Darren Ruhr
Title: Corporate Secretary

Exhibit	Title

1	PRECISION DRILLING TRUST ANNOUNCES MAY 2007 CASH DISTRIBUTION

NEWS RELEASE

PRECISION DRILLING TRUST ANNOUNCES
MAY 2007 CASH DISTRIBUTION

Calgary, Alberta, Canada - May 18, 2007
(Canadian dollars)

Precision Drilling Trust (“Precision” or the “Trust”) announced today that the Board of Trustees has approved a cash distribution for the month of May 2007 of $0.13 per trust unit of Precision. The distribution will be payable on June 15, 2007 to unitholders of record on May 31, 2007. The ex-distribution date is May 29, 2007. A cash payment of $0.13 per unit will also be made to holders of Class B limited partnership units of Precision Drilling Limited Partnership using the same record date and payment date.

The $0.06 per unit decrease from the prior monthly cash distribution reflects low equipment utilization levels, on a seasonally adjusted basis, for Precision’s operations in Canada and an increasingly competitive pricing environment. The reduction enables the Trust to maintain a strong financial position and a capital expenditure plan directed toward strategic growth in new technology assets and diversification to United States land drilling markets.

As reported for the first quarter of 2007, customer demand for Precision’s oilfield services in Canada declined from prior year levels. The activity decrease has become more entrenched during the second quarter due to weather conditions and a further weakening in customer demand. This weakening in demand is consistent with the large decline in the number of government licenses issued for new natural gas wells in the Western Canada Sedimentary Basin over the past two months.

Forward-Looking Information and Statements Advisory

Certain statements contained in this news release, including statements related to customer activity, demand for Precision’s services, growth in new technology assets and diversification to United States land drilling markets constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements as to seasonal and weather conditions affecting the Canadian oil and natural gas industry and the demand for Precision’s services.

4200, 150 -6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile: 403.264.0251
www.precisiondrilling.com

These statements are based on certain assumptions and analysis made by the Trust in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform to the Trust’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Trust’s expectations. Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for oil and natural gas; fluctuations in the level of oil and natural gas exploration and development activities; fluctuations in the demand for well servicing, contract drilling and ancillary oilfield services; the effects of weather conditions on operations and facilities; the existence of competitive operating risks inherent in well servicing, contract drilling and ancillary oilfield services; general economic, market or business conditions; changes in laws or regulations, including taxation, environmental and currency regulations; the lack of availability of qualified personnel or management; and other unforeseen conditions which could impact on the use of services supplied by Precision.

Consequently, all of the forward-looking information and statements made in this news release are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Trust will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Trust or its business or operations. Except as may be required by law, the Trust assumes no obligation to update publicly any such forward-looking information and statements, whether as a result of new information, future events or otherwise.

Precision Drilling Trust is Canada’s largest energy services trust and the leading provider of energy services to the Canadian oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision Drilling Trust is listed on the Toronto Stock Exchange under the trading symbol “PD.UN” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information please contact Doug Strong, Chief Financial Officer of Precision Drilling Corporation, Administrator of Precision Drilling Trust, 4200, 150 -6th Avenue S.W., Calgary, Alberta T2P 3Y7, Telephone (403) 716-4500, Fax (403) 264-0251; website: www.precisiondrilling.com.